                                                                    EXHIBIT 99.1

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The Company's directors and executive officers are as follows:

                NAME                                        OFFICE                       AGE
                ----                                        ------                       ---
John R. Stanley......................  Director and Chief Executive Officer              58
Thomas B. McDade.....................  Director and Chairman of the Board                73
James R. Lesch.......................  Director                                          75
Robert L. May........................  Director                                          73
Donald D. Sykora.....................  Director                                          66
Arnold H. Brackenridge...............  President and Chief Operating Officer             64
Edwin B. Donahue.....................  Vice President, Chief Financial Officer and
                                       Secretary                                         46
Richard P. Bianchi...................  Vice President and General Counsel                45
Alan E. Drane........................  Vice President of Operations                      35

     The Company's Board of Directors is divided into three classes, Class I, Class II, and Class III. The Board of Directors presently consists of five directors: one in Class I, one in Class II, and three in Class III, whose terms of office expire with the 1997, 1998 and 1999 annual meetings, respectively, and when their successors are elected and qualified.

     Set forth below is a description of the backgrounds of the directors of the
Company:

                                                 CLASS I -- TERM EXPIRES IN 1997

     John R. Stanley has been a director and Chief Executive Officer of the Company since May 1993. Mr. Stanley is also a director and the Chief Executive Officer of Transmission, TEC and TARC. Mr. Stanley is also the founder, Chairman of the Board, Chief Executive Officer, and sole stockholder of TNGC Holdings, which is the sole stockholder of TransAmerican, which is the indirect majority stockholder of the Company. He has operated TransAmerican since 1958. Mr. Stanley is the father-in-law of Alan E. Drane, the Vice President of Operations for the Company.

     CLASS II -- TERM EXPIRES IN 1998

     Thomas B. McDade has been Chairman of the Board of the Company since May 1993. Mr. McDade is also a director of Transmission, TEC and TARC. Mr. McDade is primarily engaged in managing his personal investments and in providing consulting services in Houston, Texas. Mr. McDade was a director of TransAmerican from 1985 until 1995. Prior to 1989, he served as a consultant to Texas Commerce Bancshares, Inc. and prior to July 1985 he served as Vice Chairman and Director of Texas Commerce Bancshares, Inc. and Vice Chairman and Advisory Director of Texas Commerce Bank. Mr. McDade served as a director and trustee of eleven registered investment companies from 1985 to 1995 for which John Hancock Funds serves as investment advisor in Boston, Massachusetts. Mr. McDade is a former director of Houston Industries, Inc. and Houston Lighting & Power Company. He is also a former member of the Board of Managers of the Harris County Hospital District and former Chairman of the State Securities Board of Texas.

     CLASS III -- TERM EXPIRES IN 1999

     James R. Lesch has been a director of the Company since August 1993. Mr. Lesch also serves as a director of Transmission. He is retired from Hughes Tool Company, where he was the Chairman and Chief Executive Officer. Mr. Lesch was with Hughes Tool Company for 40 years. He is a former director of Raymond International, Borg-Warner Corporation, Texas Commerce Bancshares, Dun & Bradstreet Corporation, Houston Industries, Inc., Houston Lighting & Power Company and Rowan Companies, Inc. Mr. Lesch currently serves as a director of YPF Sociedad Anonima and Maxus Energy Corporation.

     Robert L. May has been a director of the Company since August 1993. Mr. May is also a director of Transmission. He is retired from Arthur Andersen & Co., where he was a Senior Partner. Mr. May was a partner with Arthur Andersen & Co. for over 25 years. He has served as Chairman of the Board of the American Institute of Certified Public Accountants and as President of the International Federation of Accountants. Mr. May is a former director of Christiana General Insurance Corporation of New York, Integrated Resources, Inc. and Fairchild Industries, Inc.

     Donald D. Sykora has been a director of the Company since August 1993. Mr. Sykora is also a director of Transmission. He is the former President and Chief Operating Officer of Houston Industries, Inc., where he is currently attached to the Office of the Chairman, with responsibility for special projects. Mr. Sykora has been with Houston Industries, Inc. or its subsidiaries for 41 years. Mr. Sykora is on the board of directors of Powell Industries, Inc., Pool Oil Field Services, Inc. and American Residential Services, Inc. Mr. Sykora is a former director of Houston Industries, Inc., Houston Lighting & Power Co., Utility Fuels, Inc. and KBLCOM Incorporated.

     Set forth below is a description of the backgrounds of the executive officers of the Company:

     Arnold H. Brackenridge has been President and Chief Operating Officer of the Company since May 1993. Mr. Brackenridge is also the President of Transmission and Executive Vice President of TransAmerican. From 1984 until June 1992, Mr. Brackenridge was the President and Chief Executive Officer of Wintershall Energy, a business group of BASF Corporation. Mr. Brackenridge has worked in the domestic and international oil and gas industry for 38 years.

     Edwin B. Donahue has been Vice President, Chief Financial Officer and Secretary of the Company since May 1993 and also serves as Vice President, Chief Financial Officer and Secretary of Transmission and Vice President and Secretary of TransAmerican, TEC and TARC. Mr. Donahue has been employed in various positions with TransAmerican and the Company over 20 years.

     Richard P. Bianchi has been Vice President and General Counsel since June 1995. From 1990 to June 1995, he was Judge of the 333rd State District Court in Harris County, Texas. Prior to 1990, he was a partner in Bivin and Bianchi, a business and civil litigation firm in Houston, Texas.

     Alan E. Drane has been Vice President of Operations of the Company and Transmission since November 1995. Mr. Drane has held various production, engineering, purchasing and operational responsibilities with TransTexas and its affiliates since in March 1993. Prior to joining the Company, Mr. Drane was a Senior Testing Engineer with the Teledynamics division of Hamilton Standard, a subsidiary of United Technologies Corp. Mr. Drane is a son-in-law of Mr. Stanley.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors met 35 times during the fiscal year ended January 31, 1997. All directors, other than Mr. Stanley, attended at least 75% of all meetings of the Board of Directors and each of the committees on which they served. Mr. Stanley attended approximately 68% of such meetings.

     The Company has an Audit Committee and a Compensation Committee, but no Nominating Committee.

     The Audit Committee is composed of Messrs. Lesch, May, and Sykora. The Audit Committee reviews the scope of the independent auditors' examinations of the Company's financial statements and receives and reviews their reports. The Audit Committee meets with the independent auditors, receives recommendations or suggestions for changes in accounting procedures, and initiates or supervises any special investigations it may choose to undertake. The Audit Committee met one time during the fiscal year ended January 31, 1997.

     The Compensation Committee is composed of Messrs. Lesch, Sykora, and McDade. The Compensation Committee determines the nature and amount of compensation of the Company's executive officers. The Compensation Committee met one time during the fiscal year ended January 31, 1997.

DIRECTOR COMPENSATION

     Each director, other than Mr. Stanley, is paid an annual director's fee of $75,000 plus $750 for each board meeting and committee meeting attended (exclusive of committee meetings occurring on the same day as board of meetings.)

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission ("SEC") and Nasdaq initial reports of ownership and reports of changes in ownership of the Common Stock. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file with the SEC. During the fiscal year ended January 31, 1997, TARC, TEC, TransAmerican, TNGC Holdings and John R. Stanley each filed one late report with respect to a sale. In addition, Messrs. Sykora and Lesch each filed one late report with respect to a transfer.

ITEM 11. EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid during the fiscal years ended July 31, 1994 and 1995, the six month Transition Period ended January 31, 1996 and the fiscal year ended January 31, 1997 to the Chief Executive Officer and each other executive officer of the Company whose total annual salary and bonus exceeded $100,000 in the fiscal year ended January 31, 1997:

                           SUMMARY COMPENSATION TABLE

                                                                ANNUAL COMPENSATION
                                                 --------------------------------------------------
          NAME AND PRINCIPAL POSITION            FISCAL                ALL OTHER     OTHER ANNUAL
                IN THE COMPANY                    YEAR      SALARY       BONUS      COMPENSATION(A)
          ---------------------------            ------    --------    ---------    ---------------
John R. Stanley................................   1997     $397,117    $     --         $5,154
  Chief Executive Officer                         1996*     175,000          --            807
                                                  1995      350,000          --          4,620
                                                  1994      350,000          --          4,620
Arnold H. Brackenridge.........................   1997     $294,808    $111,089         $2,435
  President and Chief Operating Officer           1996*     137,500      85,397(c)         721
                                                  1995      221,154          --          1,454
                                                  1994      175,000          --             80
Edwin B. Donahue...............................   1997     $215,385    $113,885         $4,731
  Vice President, Chief Financial Officer         1996*      90,384      83,397(c)       1,110
  and Secretary                                   1995      149,423          --          4,364
                                                  1994      134,234          --          3,997
Richard P. Bianchi(b)..........................   1997     $214,154    $     --         $  777
  Vice President and General Counsel              1996*     100,000          --             --
                                                  1995       11,538          --             --
Alan E. Drane..................................   1997     $116,923    $     --         $3,508
  Vice President of Operations                    1996*      23,077          --            692

---------------

 *  Six months ended January 31, 1996 ("Transition Period")

(a) Reflects the amount contributed under the Company's savings plan. Certain of the Company's executive officers receive personal benefits in addition to salary and cash bonuses. The aggregate amount of the personal benefits, however, does not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus reported for the named executive officer and accordingly has been excluded from the table.

(b) Mr. Bianchi joined the Company in June 1995.

(c) These bonuses were paid in fiscal 1997 for services rendered during the Transition Period.

  Employment Agreements

     In August 1996, the Company and Mr. Brackenridge entered into an employment agreement which provides for an annual salary of $295,000 and terminates on August 12, 1997. If Mr. Brackenridge's employment is terminated prior to the term of the agreement, the Company is required to pay Mr. Brackenridge his salary for the remaining term of the agreement plus an additional six months' salary.

     In June 1995, the Company and Mr. Bianchi entered into a one-year employment agreement which provided for an annual salary of $200,000. In August 1996, the Company and Mr. Bianchi entered into a new employment agreement which provides for an annual salary of $214,000 and terminates on August 12, 1997. This employment agreement provides that if Mr. Bianchi's employment is terminated prior to the term of the agreement, the Company is required to pay Mr. Bianchi his salary for the remaining term of the agreement plus an additional six months' salary.

  Savings Plan

     The Company maintains a long-term savings plan (the "Savings Plan") in which eligible employees of the Company and certain of its affiliates may elect to participate. Each employee becomes eligible to participate in the Savings Plan on January 1 or July 1 following the completion of one year of service with the Company or its participating affiliates and attainment of age 21. The Savings Plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and contains a salary reduction arrangement described in Section 401(k) of the Code.

     Each participant may elect to reduce his compensation by a percentage equal to 2% to 15% and the Company will contribute that amount to the Savings Plan on a pre-tax basis on behalf of the participant. The Code limits the annual amount that a participant may elect to have contributed on his behalf on a pre-tax basis to the Savings Plan. For 1997, this limit is $9,500. The Company presently makes a matching contribution in an amount equal to 10%, 20%, or 50% of the amount elected to be contributed by each participant on a pre-tax basis, up to a maximum of 3% of each participant's compensation, depending on whether the employee has been a participant in the Savings Plan for one year, two years, or three years. Each participant also may elect to contribute up to 10% of his compensation to the Savings Plan on an after-tax basis. The Code imposes nondiscrimination tests on contributions made to the Savings Plan pursuant to participant elections and on the Company's matching contributions, and limits amounts which may be allocated to a participant's Savings Plan account each year. In order to satisfy the nondiscrimination tests, contributions made on behalf of certain highly compensated employees (as defined in the Code) may be limited. Contributions made to the Savings Plan pursuant to participant elections and matching contributions are at all times 100% vested. Contributions to the Savings Plan are invested, according to specified investment options selected by the participants, in investment funds maintained by the trustee of the Savings Plan. Generally, a participant's vested benefits will be distributed from the Savings Plan as soon as administratively practicable following a participant's retirement, death, disability, or other termination of employment. In addition, a participant may elect to withdraw his after-tax contributions from the Savings Plan prior to his termination of employment, and subject to strict limitations and exceptions, the Savings Plan provides for withdrawals of a participant's pre-tax contributions prior to a participant's termination of employment, in the event of the participant's severe financial hardship or attainment of age 59 1/2. The Savings Plan may be amended or terminated by the Board of Directors of the Company. As of January 31, 1997, approximately 1,840 employees were eligible to participate in the Savings Plan, including Messrs. Stanley, Brackenridge, Donahue, Bianchi and Drane.

  Compensation Committee Interlocks and Insider Participation

     The Compensation Committee is composed of Messrs. Lesch, McDade and Sykora. During the fiscal year ended January 31, 1997, none of the members of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries, and none had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K.

  Report of the Compensation Committee

     The Compensation Committee of the Board of Directors has furnished the following report on the Company's executive compensation program. The report describes the Compensation Committee's policies applicable to the Company's executive officers and provides specific information regarding the compensation of the Company's Chief Executive Officer.

     The Compensation Committee administers and oversees the Company's executive compensation program. The Committee is responsible for the review of the objectives, structure, cost and administration of the Company's compensation and benefit policies and programs. The Committee was created in August 1993 and met once during the fiscal year ended January 31, 1997.

     The Committee's basic policy is to ensure that salary levels and compensation incentives are designed to attract and retain qualified individuals in key positions and are commensurate with the level of executive responsibility, the type and scope of the Company's operations, and the Company's financial condition and performance. The goal of the policy is to promote the attainment of the financial and strategic objectives of the Company and, thus, enhance stockholder value.

     The Committee receives recommendations from the Company's Chief Executive Officer with respect to salaries, bonuses and other compensation to be paid to the Company's executive officers. The Committee reviews these recommendations and takes such action as it deems appropriate.

     Currently, the base salaries of the Company's executive officers may be augmented at the discretion of the Compensation Committee by the award of performance-based cash bonuses. The Compensation Committee has not followed a formal policy with respect to the award of bonuses; however, the factors enumerated above are considered in determining bonus awards. A formal policy may be formulated in response to Section 162(m) of the Internal Revenue Code, which limits the deductibility of executive compensation in excess of $1 million. The Company does not currently grant stock options to any of its executive officers or key employees. In fiscal 1997, the Committee determined to pay a cash bonus to Messrs. Brackenridge and Donahue for services rendered by them during the six month Transition Period ended January 31, 1996.

     As described above, the Compensation Committee determines the pay level for all executives, including the Chief Executive Officer. Mr. Stanley is paid a base salary and is eligible for a performance-based cash bonus. Although Mr. Stanley did not receive a bonus for services rendered during the fiscal year ended January 31, 1997, future performance-based bonuses will be based upon quantifiable objectives as to comply with Section 162(m) of the code.

     This report shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

                                            The Compensation Committee of the
                                            Board of Directors

                                            James R. Lesch
                                            Thomas B. McDade
                                            Donald D. Sykora

                            TOTAL STOCKHOLDER RETURN

TRANSTEXAS GAS CORP.
NASDAQ INDEX
PEER GROUP



                                                            MONTH ENDING
----------------------------------------------------------------------------------------------------------------------------
                        10-
                       Mar94   Mar94   Apr94   May94   Jun94   Jul94   Aug94   Sep94   Oct94   Nov94   Dec94   Jan95   Feb95
----------------------------------------------------------------------------------------------------------------------------
TRANSTEXAS GAS CORP.   100      89      90      84      85      81      83      81      95      86      80      75      81
----------------------------------------------------------------------------------------------------------------------------
NASDAQ INDEX           100      94      93      93      90      92      96      97      99      96      96      97     102
----------------------------------------------------------------------------------------------------------------------------
PEER GROUP             100     102     114     108     109     101      98      99     109      93      90      86      97
----------------------------------------------------------------------------------------------------------------------------



                                                            MONTH ENDING
----------------------------------------------------------------------------------------------------------------------------
                       Mar95   Apr95   May95   Jun95   Jul95   Aug95   Sep95   Oct95   Nov95   Dec95   Jan96   Feb96   Mar96
----------------------------------------------------------------------------------------------------------------------------
TRANSTEXAS GAS CORP.    80      95     103     108     106     127     129     114     113      96      84      77      71
----------------------------------------------------------------------------------------------------------------------------
NASDAQ INDEX           105     108     111     120     128     131     134     133     136     136     136     141     142
----------------------------------------------------------------------------------------------------------------------------
PEER GROUP             106     101     107      99     100     108     103      96     102     111     106     108     113
----------------------------------------------------------------------------------------------------------------------------



                                                            MONTH ENDING
----------------------------------------------------------------------------------------------------
                       Apr96   May96   Jun96   Jul96   Aug96   Sep96   Oct96   Nov96   Dec96   Jan97
----------------------------------------------------------------------------------------------------
TRANSTEXAS GAS CORP.    72      64      68      63      79      82     100      96     104     121
----------------------------------------------------------------------------------------------------
NASDAQ INDEX           154     161     153     140     147     159     157     167     167     178
----------------------------------------------------------------------------------------------------
PEER GROUP             119     115     130     119     123     127     140     147     143     138
----------------------------------------------------------------------------------------------------

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock, as of April 30, 1997, by (i) each director, (ii) the Company's chief executive officer and the other executive officers whose total salary and bonus exceeded $100,000 in the fiscal year ended January 31, 1997, (iii) all current directors and executive officers of the Company as a group, and (iv) each person known to the Company to beneficially own more than five percent of the outstanding shares of Common Stock. Except as otherwise indicated, each stockholder identified in the table has sole voting and investment power with respect to its or his shares.

                                                                    SHARES OWNED
                                                              ------------------------
                      NAME AND ADDRESS                          NUMBER      PERCENTAGE
                      ----------------                        ----------    ----------
John R. Stanley(1)..........................................  59,357,600         80.21%
  1300 North Sam Houston Parkway East, Suite 310
  Houston, Texas 77032
TNGC Holdings Corporation(2)................................  59,350,000         80.20%
  1300 North Sam Houston Parkway East, Suite 310
  Houston, Texas 77032
TransAmerican Natural Gas Corporation(3)....................  59,350,000         80.20%
  1300 North Sam Houston Parkway East, Suite 300
  Houston, Texas 77032
TransAmerican Energy Corporation(4).........................  50,450,000         68.18%
  1300 North Sam Houston Parkway East, Suite 200
  Houston, Texas 77032
TransAmerican Refining Corporation..........................  10,450,000         14.12%
  1300 North Sam Houston Parkway East, Suite 320
  Houston, Texas 77032
Thomas B. McDade............................................     100,000             *
Arnold H. Brackenridge......................................       3,500             *
Edwin B. Donahue............................................       1,400             *
James R. Lesch(5)...........................................       1,000             *
Robert L. May...............................................       1,000             *
Donald D. Sykora(6).........................................       1,000             *
Richard P. Bianchi..........................................          --            --
Alan E. Drane(7)............................................         200             *
All directors and executive officers as a group (9
  persons)..................................................  59,465,700         80.36%

---------------

 *  Less than 1% of the outstanding shares of the Company.

(1) Mr. Stanley owns 3,500 shares of Common Stock. Mr. Stanley is the sole stockholder of TNGC Holdings, and may be deemed to beneficially own all of the shares of Common Stock owned beneficially by TNGC Holdings. Mr. Stanley is also deemed to beneficially own 4,100 shares held by his wife.

(2) TNGC Holdings owns all of the shares of common stock of TransAmerican, and may be deemed to beneficially own all of the shares of Common Stock owned beneficially by TransAmerican.

(3) TransAmerican owns 5,000,000 shares of Common Stock. TransAmerican also owns all of the common stock of TEC, all of the common stock of TransAmerican Exploration Corporation ("TEXC"), which owns 3,700,000 shares of Common Stock, and all of the common stock of Southeast Marine, Inc., which owns 200,000 shares of Common Stock. TransAmerican may be deemed to beneficially own all of the shares of Common Stock held and owned beneficially by TEC, TEXC and Southeast Marine.

(4) TEC owns 40,000,000 shares of Common Stock. TEC also owns all of the common stock of TARC, and may be deemed to beneficially own the 10,450,000 shares of Common Stock held by TARC.

(5) The Lesch Family Limited Partnership, of which Mr. Lesch is the sole general partner and also a limited partner, owns 1,000 shares of Common Stock; therefore, Mr. Lesch may be deemed to beneficially own the 1,000 shares held by The Lesch Family Limited Partnership.

(6) Sykora Interests Ltd., a limited partnership in which Mr. Sykora is a managing general partner, owns 1,000 shares of Common Stock; therefore, Mr. Sykora may be deemed to beneficially own the 1,000 shares held by Sykora Interests Ltd.

(7) These shares are held of record by Mr. Drane's wife.

     In connection with a public offering of debt securities by TARC, TEC and TARC pledged the shares of Common Stock held by them to secure TARC's debt securities and TEC's guarantee of TARC's debt securities. Under certain circumstances, a sale of Common Stock upon foreclosure by the holders of the TARC debt securities would constitute a "change of control" of the Company under the Indenture governing the Company's Senior Secured Notes, which would allow the holders thereof to require the Company to repurchase the Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In February 1996, the Company purchased the building for its corporate headquarters from TransAmerican for $4 million.

     In December 1994, the Company entered into an interruptible gas sales agreement with TransAmerican, revenues from which totaled approximately $11.7 million, $21.4 million, $11.1 million, $4.4 million and $14.7 million for the years ended January 31, 1997 and 1996, the six months ended January 31, 1996 and 1995 and the year ended July 31, 1995, respectively. The receivable from TransAmerican for natural gas sales totaled approximately $11.8 million at January 31, 1997. Pursuant to this agreement, interest accrues on all unpaid balances at a rate of prime plus 2% per annum.

     The Company sells natural gas to TARC under an interruptible long-term sales contract. Revenues from TARC under this contract totaled approximately $2.7 million and $2.4 million, respectively, for the years ended January 31, 1997 and 1996, $2.2 million and $2.3 million, respectively, for the six months ended January 31, 1996 and 1995 and $2.5 million and $2.3 million, respectively, for the years ended July 31, 1995 and 1994. The receivable from TARC for natural gas sales totaled approximately $2.7 million at January 31, 1997.

     As of January 1996, the Company and TTEX entered into a Drilling Program, as defined in the Indenture. Pursuant to the Program, TTEX received a portion of revenues, in the form of a production payment, from certain of the Company's wells. The production payment was transferred in consideration of a note payable in the amount of $23.6 million issued by TTEX. In July 1996, TTEX transferred this production payment to the Company in the form of a dividend, and the Company forgave the $13.2 million remaining balance of the note payable.

     In July 1996, TTEX loaned $9.5 million to TransAmerican pursuant to the terms of a $25 million promissory note due July 31, 1998 that bears interest, payable quarterly, at 15% per annum. TTEX has made further advances pursuant to the note, subject to the same terms. The amount outstanding under this promissory note totaled approximately $25 million at January 31, 1997. The Company believes that the advances by TTEX to TransAmerican reduce the risk of tax deconsolidation (and potential tax liability of the Company) that could be caused by the sale of shares of the Company's common stock by TransAmerican or its affiliates. TransAmerican has not made its scheduled interest payment on this note. TTEX has agreed to defer the interest payments on the note until 1998.

     Pursuant to the terms of the Transfer Agreement, TransAmerican is obligated to indemnify the Company for all future losses incurred in connection with litigation or bankruptcy claims assumed in the Transfer. In order to facilitate the settlement of the Terry/Penrod litigation in May 1996, the Company advanced to TransAmerican $16.4 million of the settlement amount in exchange for a note receivable. TransAmerican has not made its scheduled interest payments on this note. The Company has agreed to defer the interest payments on the note until 1998. In addition, the Company transferred escrowed funds of approximately $22 million to TransAmerican. In connection with this settlement, the Company received from Terry the reversionary interest in certain producing properties. The Company and TransAmerican had intended that such interests would revert to TransAmerican under the Transfer Agreement; however, the Company retained such interests in partial satisfaction of TransAmerican's indemnity obligations.

     In September 1996, the Company purchased from TransDakota Oil Corporation ("TDOC"), a subsidiary of TransAmerican, certain oil and gas leasehold interests located in the Lodgepole area in North Dakota for approximately $20 million. The Company believes that the combination of these interests, together with the Company's other interests in the Lodgepole area, will produce a more marketable property package. The purchase price was $3.9 million greater than TDOC's basis in the properties. The properties have been recorded in the Company's financial statements at carryover basis and the $3.9 million has been classified as a reduction of retained earnings.

     The Company provides accounting and legal services to TARC and TEC and drilling and workover, administrative and procurement, accounting, legal, lease operating, and gas marketing services to TransAmerican pursuant to a services agreement (the "Services Agreement"). The Company provides general commercial legal services and certain accounting services (including payroll, tax, and treasury services) to TARC and TEC for a fee of $26,000 per month. At TransAmerican's request, the Company, at its election, may provide drilling and workover services.

     In September 1996, the Company and TransAmerican entered into an agreement pursuant to which the Company obtained an $11.5 million dollar-denominated production payment, subsequently increased to $19 million, bearing interest at 17% per annum, burdening certain oil and gas interests owned by TransAmerican as a source of repayment for certain of the receivables from TransAmerican discussed above. At January 31, 1997, $59 million of remaining related-party receivables has been recorded as a contra-stockholder equity account due to uncertainties regarding the repayment terms for such receivables. The Company has agreed to defer any interest payments due from TransAmerican until 1998. On January 31, 1997, TransAmerican conveyed at historical cost certain oil and gas properties to the Company for a purchase price of $31.6 million. A portion of the purchase price was used to offset obligations under the September 1996 production payment.

     In January 1997, an affiliate of the Company contributed all of the outstanding common stock of Signal Capital Holdings Corporation ("SCHC") with a book value of $6 million, to TransTexas. In the same month, TransTexas contributed the stock of SCHC to TransTexas Transmission Corporation ("TTC"). See Note 13 of Notes to Consolidated Financial Statements.

     In January 1997, TransTexas contributed substantially all of its Lobo Trend properties to TTC.